Notice to Shareowners of Pioneer Independence Fund


In Pioneer Independence Fund's annual report dated December 31, 2008, which was recently mailed to shareowners, the Fund's management fee was incorrectly reported at an annual rate of 0.60% of the Fund's average daily net assets. (Page 33, Note 2, entitled "Management Agreement").

As of December 31, 2008, the Fund's management fee should have been reported as 0.65% of the Fund's average daily net assets.

We apologize for this error and any inconvenience that it may have caused.

If you have any questions regarding this matter, please feel free to contact our Client Services Department at 1-800-225-6292 from Monday through Friday, 8 a.m. to 7 p.m. ET.